OMV Investor News



November 30, 2006
2.05pm (UK time) – 3:05pm (CET)

OMV awarded exploration acreage in Egypt

- **Expansion of existing North African E&P Core Region Libya, Tunisia to Egypt**
- **In-line with growth strategy in E&P Business**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its North African E&P core region with an expansion to Egypt. OMV's 100% subsidiary OMV Exploration & Production GmbH has been awarded offshore exploration Block 11 in the 2006 EGAS (Egyptian Natural Gas Holding Company) International Bid Round. The block covers approximately 9,140 km2, and is located in the Mediterranean Sea, extending north from the Egyptian coast in the vicinity of the town of Matruh offshore to deep sea. The acquisition of 100% operating interest of this Exploration block is subject to the final approval of the competent authorities.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Our entry in the Egyptian E&P Business is in line with our strategy, and strengthens our presence in OMV's North African E&P core region. I am delighted that we have been successful in securing this exciting new exploration acreage, and look forward to the opportunity of building a significant upstream presence in Egypt in the coming years." Work on the awarded block will commence next year with the acquisition of a 3D seismic survey.

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 19 countries organized around five core regions, namely the Danube and Adriatic region, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. OMV's daily production volume is approximately 320,000 boe/d, and the company's reserves are approximately 1.4 bn boe. Via its Romanian subsidiary Petrom, OMV's E&P business entered the Russian market in acquiring 9 Exploration and one production licence in one of the oil and gas richest countries of the world.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12.5 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline


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system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

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